Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2019

Public Pursuant to Rule 17a-5 (e) (3) and CFTC Regulation 1.10

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-52843

REPORT FOR THE PERIOD BEGINNING	07/01/18	AND ENDING	06/30/19
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1001 Avenue of the Americas 16th Floor

(No. and Street)

New York	New York	10018
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Oliveira

(212) 824-5532

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Ernst & Young LLP

725 South Figueroa Street	Los Angeles	California	90017
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Brian Oliveira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. I further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.



Name	Brian Oliveira
Title	Chief Financial Officer



Notary Public

CLAUDETTE P HYDE
Notary Public, State of New York
No. 01HY6177072
Qualified in Kings County
Commission Expires November 05, 20_19_

This report ** contains (check all applicable boxes):

[x]	(a)	**Facing Page**
[x]	(b)	**Statement of Financial Condition**
[ ]	(c)	**Statement of Income**
[ ]	(d)	**Statement of Cash Flows**
[ ]	(e)	**Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital**
[ ]	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
[x]	(g)	**Computation of Net Capital**
[x]	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
[x]	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
[ ]	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
[ ]		**Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
[ ]	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
[x]	(l)	**An Oath or Affirmation**
[x]	(m)	**A Copy of the SIPC Supplemental Report**
[ ]	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

LIME BROKERAGE LLC
TABLE OF CONTENTS



Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Lime Brokerage LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the Company) as of June 30, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.
August 28, 2019

LIME BROKERAGE LLC
Statement of Financial Condition
As of June 30, 2019

ASSETS

Cash	$	3,710,137
Cash segregated for the benefit of customers		403,369
Accounts receivable		606,551
Due from clearing brokers, net		3,965,015
Due from other brokers		429,214
Furniture, equipment, and leaseholds, less accumulated depreciation and amortization of $9,405,246		322,721
Intangible assets, less accumulated amortization of $1,765,139		2,452,858
Deferred tax assets		11,369
Goodwill		4,271,304
Due from Parent		194,846
Other assets		518,160
Total assets	$	16,885,544

LIABILITIES AND MEMBER'S EQUITY

Due to brokers	$	1,299,969
Accrued compensation		779,615
Deferred lease liability		114,080
Accounts payable		258,541
Accrued expenses and other liabilities		1,584,342
Total liabilities		4,036,547
Member's equity		12,848,997
Total liabilities and member's equity	$	16,885,544

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lime Brokerage LLC (the Company), a wholly-owned subsidiary of Limelight Holdings, LLC (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI), ABN AMRO Clearing Chicago LLC (ABN), and Interactive Brokers (IB) pursuant to clearing agreements (collectively referred to as the Clearing Brokers). WSI is a wholly owned subsidiary of Wedbush Capital (Wedbush), who is the majority owner of the Company's Parent. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of earnings and cash flows. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Although estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) Fair Value of Financial Instruments

Certain assets and liabilities, including Cash, Cash segregated for the benefit of customers, Accounts receivable, Accounts payable and Accrued expenses and other liabilities, Due from and Due to clearing and other brokers, have a carrying value that approximates fair value due to their short-term nature.

(d) Cash

The Company maintains cash in accounts held by major banks and financial institutions, which at times exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses related to these balances.

(e) *Cash Segregated for the Benefit of Customers*

Cash segregated for the benefit of customers consist of cash segregated in a special reserve bank account for the exclusive benefit of customers.

(f) *Accounts Receivable*

Accounts receivable represents fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as management believes all amounts outstanding are collectible.

(g) *Goodwill and Intangible Assets*

The Company tests goodwill for impairment annually or when an event occurs, or circumstances change that signify the existence of impairment. The Company also carries intangible assets which have an indefinite life at fair value which are not subject to amortization. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill and indefinite life intangible assets is less than the respective carrying value. The Company amortizes intangible assets on a straight-line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(h) *Furniture, Equipment and Leaseholds*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the asset's economic life or the lease period.

(i) *Income Taxes*

The Company is a single member limited liability company, which is a disregarded entity for federal and state income tax purposes. As such, income or loss of the Company is recorded on the Parent's return. However, the Company is subject to certain state taxes.

(j) *Recent Accounting Developments*

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), to clarify the principles for recognizing revenue. The core principle of guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers*, to defer the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017.

The Company has identified its revenue and costs that are within scope of the new guidance including transaction fees and technology fees. The Company adopted this guidance effective July 1, 2018, under the modified retrospective method, in which the cumulative effect of applying the standard is recognized at the date of initial application. The new revenue standard did not have a material impact on the amount and timing of revenue recognized upon adoption, resulting in no cumulative effect on retained earnings upon adoption.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments are effective for fiscal years after December 15, 2018. The Company will adopt ASU 2016-02 as of July 1, 2019 using the modified retrospective approach and is substantially complete with its assessment of the impact of this adoption on its financial statements.

Cash Flow Statement Classification

In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows (Topic 230)* (ASU 2016-18), to eliminate diversity in practice in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. Under ASU 2016-18, cash or cash equivalents that are subject to restrictions on withdrawal or use should be included in the amount of cash and cash equivalents in the statement of cash flows. Therefore, the starting and ending amounts for the cash flow statement – Cash and cash equivalents at the beginning of the year and Cash and cash equivalents at the end of the year – will include (i) unrestricted cash and cash equivalents, and (ii) restricted cash and cash equivalents, with the caption appropriately referencing the inclusion of restricted amounts. Furthermore, ASU 2016-18 requires footnotes to the financial statements to disclose the nature of restrictions on cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the guidance in the update as of July 1, 2018 and it had no material impact on the financial statements.

Goodwill

In January 2017, the FASB issued amended guidance to simplify the subsequent measurement of goodwill, eliminating "Step 2" from the goodwill impairment test (ASU 2017-04). In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the

fair value at the impairment testing date of its assets and liabilities following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the impact this ASU will have on the Company's financial statements. This ASU is effective for the Company for fiscal year 2021.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the Current Expected Credit Losses (CECL) model. The amendments are effective for fiscal years beginning after December 15, 2019. Early adoption is permitted as of July 1, 2019. The Company is evaluating the impact this ASU will have on its financial statements.

2. **DUE FROM CLEARING BROKERS**

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions and other fees as an introducing broker for transactions of its customers. The clearing and custodial operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. Due from clearing brokers is related to the Company's clearing relationship with WSI, ABN and IB. At June 30, 2019, Due from clearing brokers includes required deposits totaling $602,430 with the Clearing Brokers pursuant to the clearing agreements, as well as $3,362,585 in cash, commissions, technology fees, and other receivables earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

3. **DUE FROM OTHER BROKERS/DUE TO BROKERS**

Certain customer trades are executed on Electronic Communications Networks, Exchanges, and other execution venues for which the Company receives payment for order flow and rebates and incurs execution fees and other costs. At June 30, 2019, $283,974 of net rebates were reported as Due from other brokers and $1,299,969 of net fees were reported as Due to brokers.

The Company invoices certain broker dealer customers monthly for transaction fees. At June 30, 2019, these fees were reported as Due from other brokers.

4. **FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS**

Details of furniture, equipment, and leasehold improvements at June 30, 2019 are as follows:

Leasehold improvements	$	2,515,816
Furniture		887,913
Office equipment		943,984
Computer equipment		5,380,254
Subtotal		9,727,967
Less accumulated depreciation and amortization		9,405,246
Net	$	322,721

Depreciation and amortization expense for the year ended June 30, 2019 was $115,345.

5. **INTANGIBLE ASSETS, NET AND GOODWILL**

Intangible assets with a finite useful life are amortized over their economic useful life on a straight-line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On June 10, 2011, Wedbush Capital acquired all the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property. The accumulated amortization as of June 30, 2019 was $742,697.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company amortized this asset over 4 years. The accumulated amortization as of June 30, 2019 was $550,000.

On May 1, 2018, the Company acquired the assets of Lightspeed Trading LLC. In conjunction with the acquisition, the Company recorded $2,294,000 in intangible assets and $4,271,000 in goodwill. The Company is amortizing certain intangible assets over their respective useful lives of 4 and 5 years. The accumulated amortization as of June 30, 2019 was $472,442.

The carrying value of the Company's intangible assets as of June 30, 2019 is as follows:

	Gross Value	Accumulated Amortization	Net Value	Weighted Average Useful Life
Intellectual property	$ 1,923,997	$ (1,292,697)	$ 631,300	11.86
Customer relationships	1,159,000	(338,042)	820,958	4.00
Trademarks	576,000	(134,400)	441,600	5.00
Customer lists	527,000	-	527,000	-
Internally developed software	32,000	-	32,000	-
	$ 4,217,997	$ (1,765,139)	$ 2,452,858	

The projected amortization of those intangible assets with a finite useful life for fiscal years ending June 30 is:

	Total
2020	$ 496,546
2021	496,546
2022	448,254
2023	187,596
2024	91,596
Thereafter	173,320
	$ 1,893,858

The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill is less than the carrying value. The Company has determined that no impairment of goodwill or indefinite lived intangible assets is required at this time.

6.   **OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company has not historically experienced nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

7. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under The Commodity Exchange Act or Rule 15c3-1. At June 30, 2019, the Company's net capital was $3,995,864 which was $3,726,943 in excess of its minimum requirement of $268,921. The ratio of aggregate indebtedness to net capital was 1.01:1.

8. COMMITMENTS AND CONTINGENCIES

(a)   Office Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Years Ending June 30,		
2020	$	1,258,651
2021		1,022,212
2022		980,157
2023		575,567
2024		164,565
Total future office lease payments	$	4,001,152

(b)   Equipment Lease Commitments

As part of its operations, the Company entered into equipment lease agreements with Wedbush Leasing Inc. (WLI), an affiliated entity through common ownership and a non-affiliated entity. The Company's obligation under the equipment lease with the non-affiliated entity is unconditionally guaranteed by WSI. The equipment leases range from 1-10 years. As of June 30, 2019, future minimum lease payments due under the equipment leases are approximately as follows:

Years Ending June 30,		
2020	$	57,286
2021		20,086
2022		1,434
Total future equipment lease payments	$	78,806

(c)   Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations, and other proceedings. The Company is subject to on-going regulatory inquiries at the present time. Given the inherent difficulty in predicting the outcome of such regulatory matters in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred.

The Company recently agreed to a settlement with regulators for which an accrual of $625,000 has been recorded. This amount is included in accrued expenses and other liabilities on the Statement of Financial Condition.

9.   RELATED PARTY TRANSACTIONS

For the year ended June 30, 2019, the Company had a receivable balance of $194,846 due from the Parent related to invoices paid on the Parent's behalf and net of income tax related liabilities. This amount is shown on the Statement of Financial Condition.

For the year ended June 30, 2019, the Company operated under a service level agreement covering commission sharing, employees, telecom services, office space and other expenses shared with WSI. As of June 30, 2019, the Company was due $50,994 from WSI. This amount is included in Other assets on the Statement of Financial Condition.

The Company provides brokerage services to WSI. The Company also utilizes WSI as a clearing broker for equities and options as well as a futures commission merchant.

 Pursuant to the clearing agreement with WSI, the Company shares in the interest earned on margin, credit, and short balances of its customers.

As of June 30, 2019, the Company had a clearing deposit of $502,430 and a clearing account balance of $3,287,481 with WSI, which includes $2,001,289 in net transaction fees receivable and $1,286,192 in cash held in various clearing accounts. These amounts are included in Due from clearing brokers on the Statement of Financial Condition.

Pursuant to a side-letter between the Company and Wedbush, Wedbush indemnified the Company for certain contingent liabilities and obligations related to events occurring before May 1, 2018. As of June 30, 2019, Wedbush has reimbursed the Company $1,325,000 for such matters.

The Company identified Professional Trading Solutions, Inc. (PTS) as a related party due to common management of both entities. For the year ended June 30, 2019, the Company operated under agreements with PTS for software development, maintenance, support, hosting, market data, and other services. As of June 30, 2019, the Company had payable balances of $48,840 and $35,700 due to PTS. These amounts are included with Accounts payable and Accrued expenses and other liabilities, respectively.

10. SHARE BASED COMPENSATION

For the year ended June 30, 2019, the Company granted 324,000 units of Class C equity in the Parent to certain employees. The units have a three-year vesting period and have subordinate rights to Class A and Class B equity units of the Parent. The fair market value of the units granted was calculated using the probability weighted expected return method.

11. INCOME TAXES

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's recorded tax expense for the year ended June 30, 2019 includes taxes due to New York City (NYC) for unincorporated business tax (UBT) and Illinois for personal property tax replacement. In addition, there is federal and state tax recorded in the current year for true ups and adjustments from when the Company was filing as a disregarded entity of a corporation in the prior year.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax provision guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements. If there was any interest or penalties related to uncertain tax positions it would be recorded in tax expense. Tax years 2016 – 2019 remain subject to examination by taxing authorities.

Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax

rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. It should be noted that deferred tax assets and liabilities arose due to the Company's tax obligation pursuant to NYC's UBT.

Temporary differences and carry-forwards, which give rise to deferred tax assets, consist of the following as of June 30, 2019:

Deferred tax assets		
Depreciation	$	6,085
Amortization		3,923
Accrued expenses		685
Deferred lease liability		675
Total deferred tax assets	$	11,369

The Company has reviewed all its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

The difference between total income tax expense and the amount of the expense that would be computed by applying only the federal corporate income tax rate to earnings is due to the following for the year ended June 30, 2019:

		Amount	**Percentage**
State tax rate changes	$	38,230	1.04%
State income tax, net of federal benefit		34,672	0.94%
Other		47,327	1.28%
Total income taxes	$	120,229	3.26%

12. **401(K) PLAN**

The Company participates in a 401(k) Retirement Plan (Plan) administered by WSI for eligible employees. Under the terms of the Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the Plan on behalf of participating employees. For the plan year ended December 31, 2018, the Company made a matching contribution which is included in Accrued expenses and other liabilities on the Statement of Financial Condition.

LIME BROKERAGE LLC
Notes to Statement of Financial Condition
June 30, 2019

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through August 28 2019, the date the financial statements were issued, and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto except as noted below.

On August 6, 2019, the Company made a capital distribution of $350,000 to the Parent.